10222 Barnes Canyon Road, Bldg. 2, San Diego, California 92121 (858) 450-6464 www.crinetics.com

March 15, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ibolya Ignat

Angela Connell

Re: Crinetics Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 30, 2022

File No. 001-38583

To the addressees set forth above:

This letter sets forth the response of Crinetics Pharmaceuticals, Inc. (“Crinetics”, the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 14, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 filed with the Commission on March 30, 2022.

For your convenience, we have reproduced the comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comment the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

8. Radionetics Oncology, Inc., page F-16

1.
We note your response to prior comment two. Please address the following as it relates to your determination that you do not have the power to direct the activities that most impact Radionetics' economic performance:
•
You disclose that no party has power over Radionetics’ key activities – including research and development (R&D), financing decisions and determining strategic direction. Explain whether there is a contractual mechanism in place to resolve disputes in the event that a majority decision cannot be reached with respect to one of Radionetic’s key activities.
•
Address the following with respect to power over R&D activities:
o
Describe to us the composition of Radionetics’ R&D committee.
o
Tell us whether any of Radionetics’ R&D activities are performed by Crinetics employees.
o
Describe to us any related party or agent relationships among Crinetics, 5AM Ventures, Frazier Healthcare Partners and/or the independent board member.
o
Tell us whether others apart from Crinetics are capable of performing the R&D activities, and explain to us whether reliance on Crinetics provides a substantial barrier to other board members exercising their rights.

Securities and Exchange Commission

March 15, 2023

•
Provide us with a copy of the Collaboration and License Agreement and any other relevant Radionetics’ agreements in order to assist us with our analysis.

Response:

The Company respectfully acknowledges the Staff’s comment, and has included each of the Staff’s requests in italics below, followed by the Company’s response to the Staff as to such request.

You disclose that no party has power over Radionetics’ key activities – including research and development (R&D), financing decisions and determining strategic direction. Explain whether there is a contractual mechanism in place to resolve disputes in the event that a majority decision cannot be reached with respect to one of Radionetic’s key activities.

Describe to us the composition of Radionetics’ R&D committee.

Radionetics’ research and development (“R&D”) activities are directed by the Radionetics’ executive management team with strategic oversight by Radionetics’ Joint Development Committee (“JDC”). The Company does not control the executive management team or the JDC, and therefore does not control Radionetics’ R&D activities. The role of the JDC is to oversee and direct the R&D activities of Radionetics. This includes, among other matters, selecting targets, approving collaboration plans and budgets for each collaboration program, overseeing and guiding the overall strategic direction of the collaboration programs, establishing and supervising subcommittees responsible for managing specific aspects of the collaboration programs, as well as resolving issues or disputes elevated by any subcommittee of the JDC.

The JDC is comprised of four members, for which Crinetics and Radionetics each have the authority to appoint (and replace) two members. All committee decisions require unanimous vote, so no single party unilaterally controls the JDC. In the event of any committee deadlock in decision-making, each of Radionetics’ and Crinetics’ senior executives will attempt to resolve such committee-deadlock within thirty (30) days of submission of the issue from the JDC. However, the senior executives have no authority to overrule votes and are intended to seek an amicable solution. There is no tie-breaking mechanism. If the senior executives cannot come to an agreement, arbitration is the only recourse. As such, Crinetics does not control the JDC and, accordingly, does not control the R&D decisions.

Financing decisions and determining strategic direction are controlled by Radionetics’ board of directors (the “Radionetics Board”). Per Radionetics’ Bylaws, the actions of the Board require a majority of members present (i.e., 3 of 4 members) and actions require majority approval. The Radionetics Board consists of four directors. Crinetics, 5AM Ventures (“5AM”), and Frazier Healthcare Partners (“Frazier”) each have the authority to appoint (and replace) one director, and the fourth director consists of an individual not affiliated with any investor, who is mutually acceptable to the other members of the Radionetics Board. Thus, all members of the Radionetics Board must agree to the appointment of the fourth director. Removal of Radionetics Board members can only be performed by the entity which appointed the designee.

With respect to certain specified matters, including incurrence of indebtedness above specified levels, the hiring and compensation of Radionetics’ executive management, and the entry into material transactions, each of the members of the Radionetics Board appointed by 5AM, Frazier and Crinetics must approve such actions. As Crinetics has only one seat on the Radionetics Board, other than pursuant to the prior sentence whereby Crinetics and two other directors must each affirmatively approve certain specified actions, Crinetics cannot make unilateral decisions. Therefore, Crinetics does not control the Radionetics Board or key activities related to financing decisions and determining the strategic direction of Radionetics.

Based on the above information, the Company concluded that it does not control Radionetics’ key activities and that it is not the primary beneficiary.

Securities and Exchange Commission

March 15, 2023

Tell us whether any of Radionetics' R&D activities are performed by Crinetics employees.

Tell us whether others apart from Crinetics are capable of performing the R&D activities, and explain to us whether reliance on Crinetics provides a substantial barrier to other board members exercising their rights.

The Company executed a Transition Services Agreement (“TSA”) with Radionetics to assist with development activities while Radionetics built out their team. Pursuant to the TSA, the Company is providing limited, short-term services to Radionetics during its initial startup phase that are intended solely to facilitate progress of R&D activities until Radionetics secures sufficient internal and external R&D resources. Radionetics began to hire its own R&D personnel and has contracted with third-party vendors to perform its own R&D activities, and Crinetics’ services under the TSA have continued to decrease. As such, these services are capable of and are being performed by other parties. The Company’s services under the TSA are provided with all relevant contractual terms at arm’s length with customary commercial consideration and remedy afforded to each party.

Under the TSA, the Company and Radionetics each appoint a person to act as its project manager. Both parties are equally represented from a management oversight perspective. Furthermore, if any dispute, claim, or controversy arising from the TSA occurs, it shall be submitted for resolution to arbitration. As such, Crinetics does not possess unilateral decision making power under the TSA.

Given (a) the R&D services being performed by the Company are supportive in nature and the Company does not have unilateral decision-making power under the TSA; (b) the limited time period over which the R&D services are provided under the TSA; and (c) that others, apart from the Company, are capable of performing the R&D activities, the Company does not believe services provided to Radionetics under the TSA provide any substantial barrier to other Radionetics Board members exercising their rights.

Describe to us any related party or agent relationships among Crinetics, 5AM Ventures, Frazier Healthcare Partners and/or the independent board member.

The Company assessed the definition of “related parties” per ASC 850-10-20. In addition to those parties identified in ASC 850, ASC 810-10-25-43 identified related parties as other parties that are de facto agents of the variable interest holder.

Crinetics has no financial interest in or affiliation with 5AM or Frazier, or Mr. Zachary Hornby, the independent director, that would make Crinetics a related party, agent or a controlled entity under ASC 850 or ASC 810. During 2021 (and subsequently in 2022), 5AM and Frazier each owned less than 5% of Crinetics’ outstanding common stock and neither has significant influence or control over Crinetics’ management and its operating policies. Crinetics has no other affiliation or interest in 5AM or Frazier. In addition, 5AM and Frazier both funded their investments in Radionetics independently via cash paid in exchange for common stock and notes convertible into common stock, and there is no agreement in place requiring 5AM or Frazier to obtain the prior approval of Crinetics prior to selling its interests in Radionetics. Therefore, 5AM and Frazier are not related parties or de facto agents of Crinetics.

Mr. Hornby is an independent member of the board and does not have any affiliation or agency relationship with Crinetics. Therefore, Mr. Hornby does not meet any of the prescribed definition of a related or de facto agent of Crinetics.

Ultimately, based on the evaluation of the activities identified to most significantly impact Radionetics’ economic performance, the Company concluded that it does not have the power to direct Radionetics’ key activities and that it is not the primary beneficiary. The Company accounted for its investment in Radionetics under the equity method of accounting due to its ability to exercise significant but not controlling influence through its board seat and involvement in R&D activities, among other factors.

Securities and Exchange Commission

March 15, 2023

Provide us with a copy of the Collaboration and License Agreement and any other relevant Radionetics' agreements in order to assist us with our analysis.

Response:

The Company will provide to the Staff on a supplemental basis under separate cover a copy of the Collaboration and License Agreement and a copy of certain other relevant agreements with Radionetics.

* * * *

If you have any questions or further comments about this response, please contact me by email at mwilson@crinetics.com or by phone at 858-450-6464.

Sincerely,

Crinetics Pharmaceuticals, Inc.

By: /s/ Marc J.S. Wilson

Name: Marc J.S. Wilson

Title: Chief Financial Officer

Cc: R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.

Garlan Adams, Crinetics Pharmaceuticals, Inc.

Matthew T. Bush, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP